08027251

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

OMB APPROVAL	
OMB Number:	3235-0123
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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 29445

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/2007 (MM/DD/YY) AND ENDING 12/31/2007 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: HORIZONS FINANCIAL INVESTMENT CORP.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

$51 Harrington Circle
(No. and Street)

Willingboro, NJ 08046
(City) (State) (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

~~Richard J. Isackson~~ ~~609-877-3355~~
(Area Code – Telephone Number)

PROCESSED
MAR 21 2008
THOMSON FINANCIAL

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Harrison, Mauro & Morgan
(Name – *if individual, state last, first, middle name*)

586 High Street, P.O. Box 400, Burlington, NJ 08016
(Address) (City) (State) (Zip Code)

CHECK ONE:

- [x] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

Securities and Exchange Commission
RECEIVED
FEB 25 2008
Office of Compliance Inspection and Examinations

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Richard J. Isackson, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of HORIZONS FINANCIAL INVESTMENT CORP., as of December 31, 2007, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature

PRESIDENT

Title

Notary Public

This report ** contains (check all applicable boxes):

- [x] (a) Facing Page.
- [x] (b) Statement of Financial Condition.
- [x] (c) Statement of Income (Loss).
- [x] (d) Statement of Changes in Financial Condition.
- [x] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [x] (g) Computation of Net Capital.
- [ ] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [ ] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [ ] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report.
- [x] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

FORM X-17A-5

3/91

FOCUS REPORT

OMB No. 3235-0123 (5-31-87)

(Financial and Operational Combined Uniform Single Report)

PART IIA [12]

(Please read instructions before preparing Form.)

This report is being filed pursuant to (Check Applicable Block(s)):

1) Rule 17a-5(a) [16] 2) Rule 17a-5(b) [17] 3) Rule 17a-11 [18]

4) Special request by designated examining authority [19] 5) Other [26]

NAME OF BROKER-DEALER

Horizons Financial Investment Corporation [13]

SEC FILE NO. 8-29445 [14]

FIRM ID. NO. 13562 [15]

ADDRESS OF PRINCIPAL PLACE OF BUSINESS (Do Not Use P.O. Box No.)

151 Harrington Circle [20]
(No. and Street)

FOR PERIOD BEGINNING (MM/DD/YY) 01-01-07 [24]

Willingboro [21] NJ [22] 08046 [23]
(City) (State) (Zip Code)

AND ENDING (MM/DD/YY) 12-31-07 [25]

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Richard J. Isackson [30]

(Area Code)—Telephone No. (609)-877-3355 [31]

NAME(S) OF SUBSIDIARIES OR AFFILIATES CONSOLIDATED IN THIS REPORT:

[32]
[34]
[36]
[38]

OFFICIAL USE

[33]
[35]
[37]
[39]

DOES RESPONDENT CARRY ITS OWN CUSTOMER ACCOUNTS? YES [40] NO [41]

CHECK HERE IF RESPONDENT IS FILING AN AUDITED REPORT [42]

EXECUTION:

The registrant/broker or dealer submitting this Form and its attachments and the person(s) by whom it is executed represent hereby that all information contained therein is true, correct and complete. It is understood that all required items, statements, and schedules are considered integral parts of this Form and that the submission of any amendment represents that all unamended items, statements and schedules remain true, correct and complete as previously submitted.

Dated the 20 day of FEB 19 2008

Manual signatures of:

1) [signature]
Principal Executive Officer or Managing Partner

2) ______________________
Principal Financial Officer or Partner

3) ______________________
Principal Operations Officer or Partner

ATTENTION—Intentional misstatements or omissions of facts constitute Federal Criminal Violations. (See 18 U.S.C. 1001 and 15 U.S.C. 78:f(a))

FINANCIAL AND OPERATIONAL COMBINED UNIFORM SINGLE REPORT
PART IIA

BROKER OR DEALER Horizon Financial Investment Corporation | N 3 | [100]

STATEMENT OF FINANCIAL CONDITION FOR NONCARRYING, NONCLEARING AND CERTAIN OTHER BROKERS OR DEALERS

as of (MM/DD/YY) 12/31/07 [99]
SEC FILE NO. 8-29445 [98]
Consolidated [198]
Unconsolidated [199]

ASSETS

	Allowable		Non-Allowable		Total	
1. Cash	$ 29,942	200			$ 29,942	750
2. Receivables from brokers or dealers:						
A. Clearance account		295				
B. Other		300	$	550		810
3. Receivables from non-customers		355		600		830
4. Securities and spot commodities owned, at market value:						
A. Exempted securities		418				
B. Debt securities		419				
C. Options		420				
D. Other securities	19,796	424			19,796	850
E. Spot commodities		430				
5. Securities and/or other investments not readily marketable:						
A. At cost $ ____ [130]						
B. At estimated fair value		440		610		860
6. Securities borrowed under subordination agreements and partners' individual and capital securities accounts, at market value:		460		630		880
A. Exempted securities $ ____ [150]						
B. Other securities $ ____ [160]						
7. Secured demand notes: market value of collateral:		470		640		890
A. Exempted securities $ ____ [170]						
B. Other securities $ ____ [180]						
8. Memberships in exchanges:						
A. Owned, at market $ ____ [190]						
B. Owned, at cost				650		
C. Contributed for use of the company, at market value				660		900
9. Investment in and receivables from affiliates, subsidiaries and associated partnerships		480		670		910
10. Property, furniture, equipment, leasehold improvements and rights under lease agreements, at cost-net of accumulated depreciation and amortization		490		680		920
11. Other assets		535		735		930
12. TOTAL ASSETS	$ 49,738	540	$	740	$ 49,738	940

OMIT PENNIES

FINANCIAL AND OPERATIONAL COMBINED UNIFORM SINGLE REPORT
PART IIA

BROKER OR DEALER Horizons Financial Investment Corporation as of 12/31/07

STATEMENT OF FINANCIAL CONDITION FOR NONCARRYING, NONCLEARING AND CERTAIN OTHER BROKERS OR DEALERS

LIABILITIES AND OWNERSHIP EQUITY

Liabilities	A.I. Liabilities		Non-A.I. Liabilities		Total	
13. Bank loans payable	$	1045	$	1255	$	1470
14. Payable to brokers or dealers:						
A. Clearance account		1114		1315		1560
B. Other		1115		1305		1540
15. Payable to non-customers		1155		1355		1610
16. Securities sold not yet purchased, at market value				1360		1620
17. Accounts payable, accrued liabilities, expenses and other	20,647	1205		1385	20,647	1685
18. Notes and mortgages payable:						
A. Unsecured		1210				1690
B Secured		1211		1390		1700
19. Liabilities subordinated to claims of general creditors:						
A. Cash borrowings:			10,000	1400	10,000	1710
1. from outsiders $ ___ 970						
2. Includes equity subordination (15c3-1 (d)) of .... $ ___ 980						
B. Securities borrowings, at market value: from outsiders $ ___ 990				1410		1720
C. Pursuant to secured demand note collateral agreements:				1420		1730
1. from outsiders $ ___ 1000						
2. Includes equity subordination (15c3-1 (d)) of .... $ ___ 1010						
D. Exchange memberships contributed for use of company, at market value				1430		1740
E. Accounts and other borrowings not qualified for net capital purposes		1220		1440		1750
20. TOTAL LIABILITIES	$ 20,647	1230	$ 10,000	1450	$ 30,647	1760

Ownership Equity

21. Sole proprietorship			$	1770
22. Partnership (limited partners	$	1020		1780
23. Corporation:				
A. Preferred stock				1791
B. Common stock			2,000	1792
C. Additional paid-in capital				1793
D. Retained earnings			17,091	1794
E. Total			19,091	1795
F. Less capital stock in treasury			( )	1796
24. TOTAL OWNERSHIP EQUITY			$ 19,091	1800
25. TOTAL LIABILITIES AND OWNERSHIP EQUITY			$ 49,738	1810

OMIT PENNIES

FINANCIAL AND OPERATIONAL COMBINED UNIFORM SINGLE REPORT
PART IIA

BROKER OR DEALER Horizons Financial Investment Corporation

For the period (MMDDYY) from 1-1-07 [3932] to 12-31-07 [3933]
Number of months included in this statement [3931]

STATEMENT OF INCOME (LOSS)

REVENUE

1. Commissions:			
a. Commissions on transactions in exchange listed equity securities executed on an exchange	$		3935
b. Commissions on listed option transactions			3938
c. All other securities commissions			3939
d. Total securities commissions			3940
2. Gains or losses on firm securities trading accounts			
a. From market making in options on a national securities exchange			3945
b. From all other trading			3949
c. Total gain (loss)			3950
3. Gains or losses on firm securities investment accounts		7,974	3952
4. Profit (loss) from underwriting and selling groups		44,798	3955
5. Revenue from sale of investment company shares			3970
6. Commodities revenue			3990
7. Fees for account supervision, investment advisory and administrative services			3975
8. Other revenue		36,000	3995
9. Total revenue	$	88,772	4030

EXPENSES

10. Salaries and other employment costs for general partners and voting stockholder officers		$	18,000	4120
11. Other employee compensation and benefits			1,116	4115
12. Commissions paid to other broker-dealers				4140
13. Interest expense			1,000	4075
a. Includes interest on accounts subject to subordination agreements	1,000 [4070]			
14. Regulatory fees and expenses				4195
15. Other expenses			58,021	4100
16. Total expenses		$	78,137	4200

NET INCOME

17. Net Income (loss) before Federal Income taxes and items below (Item 9 less Item 16)		$	10,635	4210
18. Provision for Federal Income taxes (for parent only)			(550)	4220
19. Equity in earnings (losses) of unconsolidated subsidiaries not included above				4222
a. After Federal income taxes of	[4238]			
20. Extraordinary gains (losses)				4224
a. After Federal income taxes of	[4239]			
21. Cumulative effect of changes in accounting principles				4225
22. Net income (loss) after Federal income taxes and extraordinary items		$	10,085	4230

MONTHLY INCOME

23. Income (current month only) before provision for Federal income taxes and extraordinary items	$	(25,625)	4211

FINANCIAL AND OPERATIONAL COMBINED UNIFORM SINGLE REPORT
PART IIA

BROKER OR DEALER Horizons Financial Investment Corporation as of 12/31/07

Exemptive Provision Under Rule 15c3-3

25. If an exemption from Rule 15c3-3 is claimed, identify below the section upon which such exemption is based (check one only) Limited Business

A. (k) (1)—$2,500 capital category as per Rule 15c3-1 (Mutual Fund and/or Variable Annuities) X [4550]

B. (k) (2)(A)—"Special Account for the Exclusive Benefit of customers" maintained .... [4560]

C. (k) (2)(B)—All customer transactions cleared through another broker-dealer on a fully disclosed basis. Name of clearing firm ______ [4335] [4570]

D. (k) (3)—Exempted by order of the Commission .... [4580]

FINANCIAL AND OPERATION COMBINED UNIFORM SINGLE REPORT
PART IIA

BROKER OR DEALER Horizons Financial Investment Corporation as of 12/31/07

COMPUTATION OF NET CAPITAL

1.	Total ownership equity from Statement of Financial Condition			$ 19,091
2.	Deduct ownership equity not allowable for Net Capital			(
3.	Total ownership equity qualified for Net Capital			19,091
4.	Add:			
	A. Liabilities subordinated to claims of general creditors allowable in computation of net capital			10,000
	B. Other (deductions) or allowable credits (List)			
5.	Total capital and allowable subordinated liabilities			$ 29,091
6.	Deductions and/or charges:			
	A. Total nonallowable assets from Statement of Financial Condition (Notes B and C)	$	3540	
	B. Secured demand note deficiency		3590	
	C. Commodity futures contracts and spot commodities-proprietary capital charges		3600	
	D. Other deductions and/or charges		3610	(
7.	Other additions and/or allowable credits (List)			
8.	Net capital before haircuts on securities positions			$ 29,091
9.	Haircuts on securities (computed, where applicable, pursuant to 15c3-1 (f)):			
	A. Contractual securities commitments	$	3660	
	B. Subordinated securities borrowings		3670	
	C. Trading and investment securities:			
	1. Exempted securities		3735	
	2. Debt securities		3733	
	3. Options		3730	
	4. Other securities	2,969	3734	
	D. Undue Concentration		3650	
	E. Other (List) .... FRANKLIN MONEY MARKET	36	3736	(3,005)
10.	Net Capital			$ 26,086

OMI

FINANCIAL AND OPERATIONAL COMBINED UNIFORM SINGLE REPORT
PART IIA

BROKER OR DEALER Horizons Financial Investment Corporation as of 12/31/07

COMPUTATION OF BASIC NET CAPITAL REQUIREMENT

Part A

11. Minimum net capital required (6-2/3% of line 19)	$	1,376	3756
12. Minimum dollar net capital requirement of reporting broker or dealer and minimum net capital requirement of subsidiaries computed in accordance with Note (A)	$	5,000	3758
13. Net capital requirement (greater of line 11 or 12)	$	5,000	3760
14. Excess net capital (line 10 less 13)	$	21,086	3770
15. Excess net capital at 1000% (line 10 less 10% of line 19)	$	24,021	3780

COMPUTATION OF AGGREGATE INDEBTEDNESS

16. Total A.I. liabilities from Statement of Financial Condition			$	20,647	3790
17. Add:					
A. Drafts for immediate credit	$	3800			
B. Market value of securities borrowed for which no equivalent value is paid or credited	$	3810			
C. Other unrecorded amounts (List)	$	3820	$		3830
19. Total aggregate indebtedness			$	20,647	3840
20. Percentage of aggregate indebtedness to net capital (line 19 ÷ by line 10)			%	79	3850
21. Percentage of debt to debt-equity total computed in accordance with Rule 15c3-1 (d)			%	-0-	3860

COMPUTATION OF ALTERNATE NET CAPITAL REQUIREMENT

Part B

22. 2% of combined aggregate debit items as shown in Formula for Reserve Requirements pursuant to Rule 15c3-3 prepared as of the date of the net capital computation including both brokers or dealers and consolidated subsidiaries' debits	$		3870
23. Minimum dollar net capital requirement of reporting broker or dealer and minimum net capital requirement of subsidiaries computed in accordance with Note (A)	$		3880
24. Net capital requirement (greater of line 22 or 23)	$		3760
25. Excess net capital (line 10 less 24)	$		3910
26. Net capital in excess of: 5% of combined aggregate debit items or $120,000	$		3920

OMIT PENNIES

NOTES:

(A) The minimum net capital requirement should be computed by adding the minimum dollar net capital requirement of the reporting broker dealer and, for each subsidiary to be consolidated, the greater of:
1. Minimum dollar net capital requirement, or
2. 6-2/3% of aggregate indebtedness or 2% of aggregate debits if alternative method is used.

(B) Do not deduct the value of securities borrowed under subordination agreements or secured demand note covered by subordination agreements not in satisfactory form and the market values of memberships in exchanges contributed for use of company (contra to item 1740) and partners' securities which were included in non-allowable assets.

(C) For reports filed pursuant to paragraph (d) of Rule 17a-5, respondent should provide a list of material non-allowable assets.

Ownership Equity and Subordinated Liabilities maturing or proposed to be withdrawn within the next six months and accruals, (as defined below), which have not been deducted in the computation of Net Capital.

Type of Proposed withdrawal or Accrual See below for code to enter	Name of Lender or Contributor	Insider or Outsider? (In or Out)	Amount to be Withdrawn (cash amount and/or Net Capital Value of Securities)	(MMDDYY) Withdrawal or Maturity Date	Expect to Renew (yes or no)
4600	4601	4602	4603	4604	4605
4610	4611	4612	4613	4614	4615
4620	4621	4622	4623	4624	4625
4630	4631	4632	4633	4634	4635
4640	4641	4642	4643	4644	4645
4650	4651	4652	4653	4654	4655
4660	4661	4662	4663	4664	4665
4670	4671	4672	4673	4674	4675
4680	4681	4682	4683	4684	4685
4690	4691	4692	4693	4694	4695
		TOTAL $	4699		

OMIT PENNIES

Instructions: Detail listing must include the total of items maturing during the six month period following the report date, regardless of whether or not the capital contribution is expected to be renewed. The schedule must also include proposed capital withdrawals scheduled within the six month period following the report date including the proposed redemption of stock and payments of liabilities secured by fixed assets (which are considered allowable assets in the capital computation pursuant to Rule 15c3-1(c)(2)(iv)), which could be required by the lender on demand or in less than six months.

WITHDRAWAL CODE:	DESCRIPTION
1.	Equity Capital
2.	Subordinated Liabilities
3.	Accruals
4.	15c3-1(c)(2)(iv) Liabilities

FINANCIAL AND OPERATIONAL COMBINED UNIFORM SINGLE REPORT
PART IIA

BROKER OR DEALER Horizons Financial Investment Corporation

For the period (MMDDYY) from 1-1-07 to 12-31-07

STATEMENT OF CHANGES IN OWNERSHIP EQUITY
(SOLE PROPRIETORSHIP, PARTNERSHIP OR CORPORATION)

1. Balance, beginning of period			$ 9,006	4240
A. Net income (loss)			10,085	4250
B. Additions (Includes non-conforming capital of	$	4262)		4260
C. Deductions (Includes non-conforming capital of	$	4272)		4270
2. Balance, end of period (From item 1800)			$ 19,091	4290

STATEMENT OF CHANGES IN LIABILITIES SUBORDINATED
TO CLAIMS OF GENERAL CREDITORS

3. Balance, beginning of period	$ 10,000	4300
A. Increases		4310
B. Decreases		4320
4. Balance, end of period (From item 3520)	$ 10,000	4330

OMIT PENNIES

HARRISON
MAURO
MORGAN
CERTIFIED PUBLIC ACCOUNTANTS

STEVEN M. HARRISON, CPA
RICHARD L. MAURO, CPA
WILLIAM J. MORGAN, CPA
WILLIAM A. BAKER, CPA (1991-2002)

A Peer Reviewed Member of the American Institute of Certified Public Accountants

A Member of the New Jersey Society Of Certified Public Accountants

Board of Directors
Horizons Financial Investment Corporation

In planning and performing our audit of the financial statements of Horizons Financial Investment Corporation, for the year ended December 31, 2007, we considered its internal control in order to determine our auditing procedures for the purpose of expressing our opinion on the financial statements and not to provide assurance on the internal control.

Also, as required by rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company, including tests of compliance with such practices and procedures that we considered relevant to the objectives stated in rule 17a-5(g), in the following: Making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under rule 17a-3(a)(11) and the reserve required by rule 15c3-3(e).

The management of the Company is responsible for establishing and maintaining an internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls, and of the practices and procedures referred to in the preceding paragraph, and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss form unauthorized use or disposition, and that the transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in accordance with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

HARRISON
MAURO
MORGAN
CERTIFIED PUBLIC ACCOUNTANTS

Because of inherent limitations in internal control or the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate. Our consideration of internal control would not necessary disclose all matters in internal control that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of the specific internal control components does not reduce to a relatively low level the risk that error or fraud in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted no matters involving internal control, that we consider to be material weaknesses as defined above. Fn 1(86)

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at December 31, 2007, to meet the SEC's objectives Fn2(87)

This report is intended solely for the information and use of the Board of Directors, management, the SEC, and other regulatory agencies that rely on rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

Harrison, Mauro & Morgan, PA

Harrison, Mauro & Morgan, P.A.
Voorhees, NJ
February 15, 2008

HARRISON
MAURO
MORGAN
CERTIFIED PUBLIC ACCOUNTANTS

STEVEN M. HARRISON, CPA
RICHARD L. MAURO, CPA
WILLIAM J. MORGAN, CPA
WILLIAM A. BAKER, CPA (1991-2002)

A Peer Reviewed Member of the American Institute of Certified Public Accountants

A Member of the New Jersey Society Of Certified Public Accountants

HORIZONS FINANCIAL INVESTMENT CORPORATION

REPORT ON AUDIT OF FINANCIAL STATEMENTS

DECEMBER 31, 2007

568 High Street
PO Box 400
Burlington, NJ 08016
609-386-6556
Fax 609-386-6446

703 White Horse Road
Suite 5
Voorhees, NJ 08043
856-782-9700
Fax 856-782-2233

HARRISON
MAURO
MORGAN
CERTIFIED PUBLIC ACCOUNTANTS

HORIZONS FINANCIAL INVESTMENT CORPORATION

CONTENTS

HARRISON
MAURO
MORGAN
CERTIFIED PUBLIC ACCOUNTANTS

STEVEN M. HARRISON, CPA
RICHARD L. MAURO, CPA
WILLIAM J. MORGAN, CPA
WILLIAM A. BAKER, CPA (1991-2002)

A Peer Reviewed Member of the American Institute of Certified Public Accountants

A Member of the New Jersey Society Of Certified Public Accountants

Board of Directors
Horizons Financial Investment Corporation
Willingboro, NJ

INDEPENDENT AUDITOR'S REPORT

We have audited the accompanying statement of financial condition of Horizons Financial Investment Corporation as of December 31, 2007, and the related statement of operations, changes in stockholders' equity and cash flows for the year then ended that you are filing pursuant to rule 17a-5 under Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Horizons Financial Investment Corporation as of December 31, 2007 and the results of its activity and its cash flows for the year then ended in conformity with generally accepted accounting principles.

Harrison, Mauro & Morgan, P.A.

February 15, 2008

568 High Street
PO Box 400
Burlington, NJ 08016
609-386-6556
Fax 609-386-6446

703 White Horse Road
Suite 5
Voorhees, NJ 08043
856-782-9700
Fax 856-782-2233

HARRISON
MAURO
MORGAN
CERTIFIED PUBLIC ACCOUNTANTS

HORIZONS FINANCIAL INVESTMENT CORPORATION
STATEMENT OF FINANCIAL CONDITION
DECEMBER 31, 2007

ASSETS		
CURRENT ASSETS:		
Cash	$	19,942
Cash, Restricted SDL		10,000
Investments		19,796
TOTAL CURRENT ASSETS		49,738
FIXED ASSETS:		
Computer		2,833
Accumulated Depreciation		(2,833)
		-
TOTAL ASSETS	$	49,738
LIABILITIES AND STOCKHOLDERS' EQUITY		
CURRENT LIABILITIES:		
Accounts Payable	$	15,194
Payroll Taxes Payable		4,653
Income Taxes Payable		550
Interest Payable		250
SDL Collateral Payable		10,000
TOTAL CURRENT LIABILITIES		30,647
STOCKHOLDERS' EQUITY:		
Common Stock, authorized 2,500 shares, no par value; 2000 shares issued and outstanding		2,000
Retained Earnings		17,091
TOTAL STOCKHOLDERS' EQUITY		19,091
TOTAL LIABILITIES AND STOCKHOLDERS' EQUITY	$	49,738

See Notes to Financial Statements.

HARRISON
MAURO
MORGAN

CERTIFIED PUBLIC ACCOUNTANTS

HORIZONS FINANCIAL INVESTMENT CORPORATION
STATEMENT OF OPERATIONS
YEAR ENDED DECEMBER 31, 2007

REVENUES		
Commission Income	$	44,798
Other income		35,000
Management Income		1,000
Interest and dividends		494
		81,292
EXPENSES		
Advertising		496
Computer Expenses		6,107
Fees, registrations, etc.		534
Insurance		1,522
Interest		1,000
Dues and Subscriptions		1,269
Miscellaneous		1,499
Office Supplies and Expenses		383
Operating Supplies and Expenses		457
Payroll and Payroll Taxes		19,116
Postage		336
Professional Fees		3,875
Rent		21,000
Repairs and Maintenance		6,970
Telephone		3,042
Training, Seminars, etc.		2,334
Travel and Entertainment		2,543
Utilities		5,654
TOTAL OPERATING EXPENSES		78,137
INCOME BEFORE OTHER EXPENSES AND INCOME TAXES		3,155
UNREALIZED GAIN ON INVESTMENTS		7,480
INCOME BEFORE INCOME TAXES		10,635
PROVISION FOR INCOME TAXES		550
NET INCOME	$	$10,085
BASICS EARNINGS PER SHARE	$	$5.04

See notes to Financial Statements.

HORIZONS FINANCIAL INVESTMENT CORPORATION
STATEMENT OF STOCKHOLDERS' EQUITY
FOR THE YEAR ENDED DECEMBER 31, 2007

	Common Stock	Retained Earnings	Total
Balance at beginning of year	2,000	7,006	9,006
Net Income - 2007	-	10,085	10,085
Balance at end of December 31, 2007	$ 2,000	$ 17,091	$ 19,091

See Notes to Financial Statements.

HORIZONS FINANCIAL INVESTMENT CORPORATION
STATEMENT OF CASH FLOWS
YEAR ENDED DECEMBER 31, 2007

CASH FLOWS FROM OPERATING ACTIVITIES:		
Net Income	$	10,085
Adjustments to reconcile net income to net cash used in operating activities:		
Unrealized gain on investments		(7,480)
Increase (Decrease) in operating liabilities:		
Accounts Payable		5,423
Payroll taxes payable		4,653
NET CASH PROVIDED BY OPERATING ACTIVITIES		12,681
NET INCREASE IN CASH		12,681
CASH AT BEGINNING OF YEAR		17,261
CASH AT END OF YEAR	$	29,942
SUPPLEMENTAL DISCLOSURES:		
Interest Paid	$	1,250
Income Taxes Paid	$	520

See Notes to Financial Statements.

HORIZONS FINANCIAL INVESTMENT CORPORATION
NOTES TO FINANCIAL STATEMENTS
YEAR ENDED DECEMBER 31, 2007

Note A- SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Nature of Business

Horizons Financial Investment Corporation conducts its business as a broker/dealer in Securities and is a registered member of the F.I.N.R.A. and S.I.P.C.

Estimates

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect certain reported amounts and disclosures. Accordingly, actual results could differ from those estimates.

Cash Equivalents

For purposes of the statement of cash flows, short term investments which have an original maturity of ninety days or less are considered cash equivalents.

HORIZONS FINANCIAL INVESTMENT CORPORATION
NOTES TO FINANCIAL STATEMENTS
YEAR ENDED DECEMBER 31, 2007

Note A – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES CONTINUED

Property and Equipment

Property and equipment are recorded at cost and depreciated using the straight line method over five years. Maintenance and repairs are charged to operations when incurred.

Investments

Investments in marketable securities are valued at fair market value in the statement of financial condition. Unrealized gains and losses are included in the statements of income.

Commissions

Commissions and related clearing expenses are recorded on a trade-date basis as transactions occur.

Note B- LEASE COMMITMENTS, RELATED PARTY TRANSACTIONS

The Company leases space and various pieces of equipment, furnishings and fixtures from the President on a month to month basis. Office rent in the amount of $21,000 was paid in 2007. Lease payments for office equipment were paid in the amount of $3,600 during the year.

Note C- SECURED DEMAND LOAN

The Company is obligated under a subordinated demand note payable to its Secretary and Stockholder in the amount of $10,000. This note bears interest at the rate of 10% per annum payable semiannually. The note is secured by segregated restricted cash funds.

HORIZONS FINANCIAL INVESTMENT CORPORATION
NOTES TO FINANCIAL STATEMENTS
YEAR ENDED DECEMBER 31, 2007

Note D- NET CAPITAL REQUIREMENTS

The Company is subject to the securities and exchange commission Uniform Net Capital Rule (Rule 15C3-1) which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital both as defined shall not exceed 15 to 1 (and the rule of applicable exchange also provides that equity capital may not be withdrawn or cash dividends paid if the resulting net capital ratio would exceed 10 to 1). At December 31, 2007 the Company had net capital of $26,086. The Company's net capital ratio was 1.27 to 1 for December 31, 2007.

Note E- INCOME TAXES

The current portion of income tax expense (benefit) included in the statement of operations as determined in accordance with FASB Statement No. 109, Accounting for Income taxes, for the year ended December 31, 2007 is as follows:

State tax expense	$550

HORIZONS FINANCIAL INVESTMENT CORPORATION
NOTES TO FINANCIAL STATEMENTS
YEAR ENDED DECEMBER 31, 2007

Note F- INVESTMENTS

Investments are stated at fair value unless otherwise noted at cost, and consist of the following as of:

	December 31, 2007		
	Cost	Market Value	Unrealized Gain On Investment
Marketable securities	$ 7,800	$ 19,796	$ 11,996

END